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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 29549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*



Name of Issuer:
ZEBRA TECHNOLOGIES CORPORATION

Title of Class of Securities:
CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

CUSIP Number:
989 207 10 5

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1)    NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON:
Gerhard Cless

2)    MEMBER OF A GROUP:
A[ ]           B[X]

3)    SEC USE ONLY:

4)    CITIZENSHIP OR PLACE OF ORGANIZATION:
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)    SOLE VOTING POWER:             2,368,312
6)    SHARED VOTING POWER:           140,000
7)    SOLE DISPOSITIVE POWER:        2,368,312
8)    SHARED DISPOSITIVE POWER:      140,000

9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,508,312

10)   AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:
Not applicable

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
11.4%

12)   TYPE OF REPORTING PERSON:
IN

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1)    NAME OF REPORTING PERSON, S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON:
Ruth I. Cless

2)    MEMBER OF A GROUP:
A[ ]           B[X]

3)    SEC USE ONLY:

4)    CITIZENSHIP OR PLACE OF ORGANIZATION:
Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)    SOLE VOTING POWER:             783,804
6)    SHARED VOTING POWER:           -0-
7)    SOLE DISPOSITIVE POWER:        783,804
8)    SHARED DISPOSITIVE POWER:      -0-

9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
783,804

10)   AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:
Not applicable

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
3.9%

12)   TYPE OF REPORTING PERSON:
IN

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ITEM 1(a).  NAME OF ISSUER:
Zebra Technologies Corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
333 Corporate Woods Parkway
Vernon Hills, Illinois 60061

ITEM 2(a).  NAME OF PERSON FILING:
Gerhard Cless and Ruth I. Cless

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
333 Corporate Woods Parkway
Vernon Hills, Illinois  60061

ITEM 2(c).  CITIZENSHIP:
Gerhard Cless and Ruth I. Cless, Germany

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
Class A Common Stock, par value $.01 per share

ITEM 2(e).  CUSIP NUMBER
989 207 10 5

ITEM 3.  TYPE OF PERSON:
Not applicable

ITEM 4.  OWNERSHIP:
(a)  Amount Beneficially Owned:
3,292,116 (1)(2)

(b)  Percentage of Class:
14.5%

(c)  Number of Shares as to which person has:
(i)  Sole power to vote or to direct the vote:
3,152,116 (3)
(ii)  Shared power to vote or direct the vote:
140,000 (4)
(iii) Sole power to dispose or to direct the disposition of:
3,152,116 (3)
(iv)  Shared power to dispose or to direct the disposition of:
140,000 (4)

(1) Includes (i) 2,368,312 shares which Mr. Cless has the right to acquire pursuant to the conversion of shares of Class B Common Stock of the issuer and
(ii) 750,236 shares which Mrs. Cless has the right to acquire pursuant to the conversion of shares of Class B Common Stock of the issuer, and 33,568 shares held by Mrs. Cless, as custodian for the children of Mr. and Mrs. Cless, which shares such children have the right to acquire pursuant to the conversion of shares of Class B Common Stock of the issuer.

(2) Also includes 140,000 shares held by a foundation (the "Foundation") of which Mr. Cless is a director.

(3) Each person named in footnote 1 above has sole and exclusive power to vote or dispose of the shares attributed to such person. This Schedule 13G is filed on behalf of the persons named in Item 2(a) hereof because such persons could be deemed to be a group. Notwithstanding any such characterization, each such person disclaims beneficial ownership of the securities owned by all other persons named in this Schedule 13G.

(4) Mr. Cless disclaims beneficial ownership of the 140,000 shares held by Foundation. Mr. Cless has shared power to direct the vote and the disposition of the shares held by the Foundation.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:
Not applicable

ITEM 10:  CERTIFICATION:
Not applicable


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SIGNATURE

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1998

/s/ Gerhard Cless
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/s/ Ruth I. Cless
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